Exhibit 99.4

Dear Cognos Customer:

We are pleased to announce that IBM and Cognos Incorporated have signed an agreement for IBM to acquire Cognos. This is an exciting development for our companies and for you, our customer, who can look forward to our continued commitment to your success. Upon acquisition close, Cognos will become part of the IBM Information Management Software unit and a critical element of IBM’s Information on Demand software portfolio.

As a customer of IBM, you will benefit from the vast customer service and support resources available through one of the world’s largest and most successful software organizations. Your existing relationships with Cognos sales, support, and partner personnel can be further enriched by IBM’s global account relationships, world-class customer support services, and other value-added services.

Between now and the acquisition close, Cognos will continue to support you in normal fashion. Your existing contracts will remain in effect, your account relationships and support infrastructure will remain unchanged, and your Cognos sales and technical representatives will provide the support you need. We remain committed to providing support across the broadest range of infrastructures, databases and ERP systems. After the acquisition closes, we will reach out to your organization to share more details about the acquisition and to discuss your corresponding business goals and requirements.

We are very excited about the increased breadth of our combined portfolio and its ability to address your needs for services and solutions that maximize return on investment. The joint IBM/Cognos portfolio will be complementary — with minimal overlap in product — but with great synergies from our combined solutions. As such, you can expect continued support for your Cognos products now and into the future.

We encourage you to learn more about this announcement by viewing the press release. The acquisition, which we anticipate will close in the first calendar quarter of 2008, is subject to shareholder and regulatory approvals and customary closing conditions. Between now and the acquisition close, Cognos and IBM will continue to operate as separate companies.

We hope you share in our excitement as we embark on this new venture. Thank you for your support and we look forward to continuing our important relationship with you as Cognos becomes part of the IBM organization.

Sincerely,

Rob Ashe	Ambuj Goyal
President & CEO	General Manager
Cognos Incorporated	IBM Information Management Software

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between IBM and Cognos, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding IBM and Cognos’s future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 and forward-looking information within the meaning of Section 138.4(9) of the Ontario Securities Act (collectively, forward-looking statements).  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements.  A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of shareholder approval, court approval or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the arrangement within the expected time-frames or at all and to successfully integrate Cognos’s operations into those of IBM; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Cognos may be difficult; IBM and Cognos are subject to intense competition and increased competition is expected in the future; fluctuations in foreign currencies could result in transaction losses and increased expenses; the volatility of the international marketplace; and the other factors described in IBM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its most recent quarterly report filed with the SEC, and Cognos’s Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and in its most recent quarterly report filed with the SEC.  IBM and Cognos assume no obligation to update the information in this communication, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Cognos by IBM. In connection with the proposed acquisition, Cognos intends to file relevant materials with the SEC, including Cognos’s proxy circular. SHAREHOLDERS OF COGNOS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING COGNOS’S PROXY CIRCULAR, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov, and Cognos shareholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Cognos. Such documents are not currently available.

Participants in Solicitation

IBM and its directors and executive officers, and Cognos and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Cognos common shares in respect of the proposed transaction. Information about the directors and executive officers of IBM is set forth in the proxy statement for IBM’s 20076 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2007. Information about the directors and executive officers of Cognos is set forth in the proxy statement for Cognos’s 2007 Annual and Special Meeting of Shareholders, which was filed with the SEC on May 24, 2007. Investors may obtain additional information regarding the interest of such participants by reading the proxy circular regarding the acquisition when it becomes available.